NB TELECOM, INC.
No. 9 Qinling Road, Yingbin Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang, China 150078

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about January 6, 2009 to the holders of record of shares of common stock, $0.0001 par value, of NB Telecom, Inc., a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Jie Han, Junjie Ma and Qingwei Ma to the Board of Directors of the Company (the “Board”). The appointment of Jie Han, Junjie Ma and Qingwei Ma to the Board was made in connection with the consummation of the transactions described in this Information Statement.

On December 24, 2008, the Company entered into an Agreement and Plan of Merger (the “Agreement”) by and among its wholly owned acquisition subsidiary China XD Plastics Company Limited (the “Merger Sub”), a Nevada corporation, Favor Sea Limited (“Favor Sea”), a corporation formed under the laws of the British Virgin Islands, and the shareholders of Favor Sea including the principal shareholder, XD. Engineering Plastics Company Limited (“XD”), a British Virgin Islands corporation. As disclosed in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 31, 2008, pursuant to the Agreement, the Company acquired all of the outstanding capital stock of Favor Sea, through the Merger Sub. Favor Sea is a holding company whose only asset, held through a subsidiary, is 100% of the registered capital of Harbin Xinda Macromolecule Material Co., Ltd. (“Xinda”), a limited liability company organized under the laws of the People’s Republic of China. Xinda is engaged in the development, manufacture and marketing of modified plastics, primarily for use in the automotive industry. Xinda’s offices and manufacturing facilities are located in China. In connection with the acquisition, the Merger Sub issued 10 shares of the common stock of the Merger Sub which constituted no more than 10% ownership interest in the Merger Sub and 1,000,000 shares of convertible Series A preferred stock of the Company to the shareholders of Favor Sea, and also 1,000,000 shares of Series B preferred stock of the Company to XD, in exchange for the outstanding stock of Favor Sea (the “Merger”). Subsequent to the Merger and as a direct consequence, the name of the Company was changed to “China XD Plastics Company Limited” pursuant to Chapter 92A the Revised Nevada Statutes in connection with the Merger. The 10 shares of the common stock of the Merger Sub were converted into approximately 50,367,778 shares of the common stock of the Company prior to and approximately 405,864 post a reverse stock split of 124.1:1 for 1 pursuant to Nevada Revised Statutes Section 78.207 for both the total number of authorized shares of common stock and the total number of issued and outstanding shares of common stock, and the 1,000,000 shares of convertible Series A preferred stock of the Company were converted approximately 1:38.2 into 38,194,072 shares of the common stock of the Company after the completion of the Merger so that the shareholders of Favor Sea own approximately 99% of the common stock of the Company.

In connection with the acquisition, Paul Kelly, Craig Burton and Leonard J. Battagha resigned as directors of the Company and Jie Han, Junjie Ma and Qingwei Ma were elected in their place. In addition, Jie Han will be appointed Chief Executive Officer and Chief Financial Officer, Qingwei Ma will be appointed Chief Operating Officer and Junjie Ma will be appointed the Head of Research Institute when the new board of directors take office upon the effectiveness of this Information Statement.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

The information contained in this Information Statement concerning Jie Han, Junjie Ma and Qingwei Ma has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principals of the Company assume the responsibility for the accuracy and completeness of the other information provided herein. The principal executive offices of the Company are currently No. 9 Qinling Road, Yingbin Road Centralized Industrial Park Harbin Development Zone, Heilongjiang, China 150078.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

In connection with the change in control of the Company described in this Information Statement, effective December 24, 2008, we elected Mr. Jie Han as our Chairman, Qingwei Ma as director and Junjie Ma as director. Paul Kelly, Craig Burton and Leonard J. Battagha resigned as our directors and executive officers effective December 31, 2008. In addition, Jie Han will be appointed Chief Executive Officer and Chief Financial Officer, Qingwei Ma will be appointed Chief Operating Officer and Junjie Ma will be appointed the Head of Research Institute when the new board of directors take office upon the effectiveness of this Information Statement.

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of December 31, 2008.

Name	Age	Positions with the Company

Jie Han	43	Chairman, Chief Executive Officer and Chief Financial Officer

Qingwei Ma	34	Director, Chief Operating Officer

Junjie Ma	33	Director, Head of Research Institute

The following is a summary of the biographical information of the foregoing individuals:

Jie Han. Mr. Han co-founded Xinda in 2004, and has been employed by Xinda since that time. In January 2008 Mr. Han was appointed Chairman and Chief Executive Officer of Xinda. Prior to organizing Xinda High-tech, which was founded in 2003, Mr. Han had been associated with the Harbin Xinda Nylon Factory, which he founded in 1985. With 24 years of experiences in the industry, Mr. Jie Han is an expert in the management and financial works dealing with the manufacture and distribution of modified plastic products. Mr. Han currently serves as an executive director of China Plastic Processing Industry Association and is also a director of the Heilongjiang Industry and Commerce Association. In addition, Mr. Han serves as a deputy to the Harbin Municipal People’s Congress.

Qingwei Ma. Mr. Ma has been employed as General Manager of Xinda since it was founded in 2004. In 2008 he was promoted to Chief Operating Officer. Prior to joining Xinda, Mr. Ma was employed for six years by Harbin Xinda Nylon Factory as Manager of Quality Assurance, then as Manager of Research and Development, and finally as Production Manager. In 1997 Mr. Ma was awarded a bachelor’s degree by the Northern China Technology University, where he specialized in the chemical engineering of high polymers. Mr. Ma has 11 years of experiences in the industry. He also published two articles in China’s key journals in the areas of modified plastic industry. In 2001 Mr. Ma was selected as “Harbin Quality Work Advanced Enterprise and Advanced Worker”; in 2004 he was awarded the Heilongjiang First Professional Manager Qualification Certificate. One of his inventions, “compound nano modified materials dedicated to the automobile bumper” won the “Science and Technology Progress Awards” issued by Harbin Municipality.

Junjie Ma. Mr. Ma graduated from Beijing University of Science and Technology, majored in Polymer materials and engineering. He was a technician of Harbin Longjiang Electrical Plant from 1997 to 2004 and was a supervisor and manager of Harbin Xinda Macromolecule Material Inc. from 2004 to 2007. Since 2008, he was elected to be Head of Research Institute of Harbin Xinda Macromolecule Material Co., Ltd. Mr. Junjie Ma is a polymer materials engineers and has developed more than 120 plastic additives, modified plastics for automobiles and engineering plastics among which 50 products have been approved by auto enterprises. A number of products have been awarded as the National Torch Program projects, Spark Projects and Harbin City Important New Products project.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. The Board of Directors does not currently have a specifically-designated audit committee. To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Prior to the appointment of Mr. Han, Mr. Ma and Mr. Ma to the board of directors of the Company, they were not directors of, nor did they hold any position with the Company. Mr. Han, Mr. Ma and Mr. Ma have consented to serve as directors of the Company, to the best of its knowledge, Mr. Han, Mr. Ma and Mr. Ma (i) do not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor have had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us. We are not aware of any instances in fiscal year ended December 31, 2007 when an executive officer, director or any owner of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company only has three directors.

The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

The following is a summary of the compensation paid to our executive officers for the two years ending December 31, 2007.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total ($)
Paul Kelly President	2006	$33,448	$0	$0	$0	0	$0	$0	$33,448
	2007	$23,270	$0	$0	$0	0	$0	$0	$23,270
Craig Burton	2006	$0	$0	$0	$0	0	$0	$0	$0
	2007	$0	$0	$0	$0	0	$0	$300	$300

OPTIONS/SAR GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 2007

We did not grant any options/stock appreciation rights during the fiscal year ended December 31, 2007.

COMPENSATION OF DIRECTORS

The following is a summary of the compensation paid to our Directors for the period ending December 31, 2007.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Paul Kelly	$23,270	$0	$0	$0	$0	$0	$23,270
Craig Burton	$300	$0	$0	$0	$0	$0	$300
Leonard J. Battaglia	$0	$0	$0	$0	$0	$0	$0

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

We do not have employment agreements with our executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of December 31, 2008, the number of shares of common stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The Certificate of Change to effectuating the 124.1 to 1 reverse split of the issued and outstanding shares of common stock, while correspondingly reducing the Company's authorized capital, is being filed with the Secretary of State of Nevada. As of such date of the filing, the Company will have 100,000,000 shares of common stock authorized, of which 39,000,000 shares of common stock will be issued and outstanding.

There are no options, warrants or other securities convertible into shares of common stock.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percentage of Class

Jie Han	0	(3)	—
Qingwei Ma	0		—
Junjie Ma	0		—

All officers and directors
as a group (3 persons)	0	(3)	—

XD. Engineering Plastics Company Limited(4)
P.O. Box 957, Offshore Incorporations Centre	32,462,547	(3)	83.23%
Road Town, Tortola, British Virgin Islands

(1)	Except as otherwise noted, each shareholder’s address is c/o Harbin Xinda Macromolecule Material Co., Ltd., No. 9 Qinling Road, Yingbin Road Centralized Industrial Park, Harbin Development Zone, Heilongjiang Province, P.R. China.

(2)	Except as otherwise noted, all shares are owned of record and beneficially.

(3)	Jie Han and Qiuyao Piao, the sole shareholder of XD, are parties to an Option Agreement dated May 16, 2008. The agreement provides that Mr. Han may purchase XD from Ms. Piao for a nominal price if Xinda achieves certain revenue thresholds. Mr. Han may purchase 25% of XD if Xinda’s revenues during the first three quarters of 2008 exceed $40 million. He may purchase 14% of XD if Xinda’s revenues during the first three quarters of 2009 exceed $70 million. And he may purchase 61% of XD if Xinda’s revenues during the first three quarters of 2010 exceed $110 million.

(4)	Qiuyao Piao and Jie Han are the directors of XD. Qiuyao Piao is the chairwoman and Chief Executive Officer of XD. By agreement between them, only Ms. Piao has the authority to vote and dispose of the shares held by XD.

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Agreement is attached as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 31, 2008.

On December 24, 2008, the Company entered into an Agreement and Plan of Merger (the “Agreement”) by and among its wholly owned acquisition subsidiary China XD Plastics Company Limited (the “Merger Sub”), a Nevada corporation, Favor Sea Limited (“Favor Sea”), a corporation formed under the laws of the British Virgin Islands, and the shareholders of Favor Sea including the principal shareholder, XD. Engineering Plastics Company Limited (“XD”), a British Virgin Islands corporation. As disclosed in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 31, 2008, pursuant to the Agreement, the Company acquired all of the outstanding capital stock of Favor Sea, through the Merger Sub. Favor Sea is a holding company whose only asset, held through a subsidiary, is 100% of the registered capital of Harbin Xinda Macromolecule Material Co., Ltd. (“Xinda”), a limited liability company organized under the laws of the People’s Republic of China. Xinda is engaged in the development, manufacture and marketing of modified plastics, primarily for use in the automotive industry. Xinda’s offices and manufacturing facilities are located in China. In connection with the acquisition the Merger Sub issued 10 shares of the common stock of the Merger Sub which constituted no more than 10% ownership interest in the Merger Sub and 1,000,000 shares of convertible Series A preferred stock of the Company to the shareholders of Favor Sea, and also 1,000,000 shares of Series B preferred stock of the Company to XD, in exchange for the outstanding stock of Favor Sea (the “Merger”). Subsequent to the Merger and as a direct consequence, the name of the Company was changed to “China XD Plastics Company Limited” pursuant to Chapter 92A the Revised Nevada Statutes in connection with the Merger. The 10 shares of the common stock of the Merger Sub were converted into approximately 50,367,778 shares of the common stock of the Company prior to and approximately 405,864 post a reverse stock split of 124.1:1 for 1 pursuant to Nevada Revised Statutes Section 78.207 for both the total number of authorized shares of common stock and the total number of issued and outstanding shares of common stock, and the 1,000,000 shares of convertible Series A preferred stock of the Company were converted approximately 1:38.2 into 38,194,072 shares of the common stock of the Company after the completion of the Merger so that the shareholders of Favor Sea own approximately 99% of the common stock of the Company.

In connection with the acquisition, Paul Kelly, Craig Burton and Leonard J. Battagha resigned as directors of the Company and Jie Han, Junjie Ma and Qingwei Ma were elected in their place. In addition, Jie Han will be appointed Chief Executive Officer and Chief Financial Officer, Qingwei Ma will be appointed Chief Operating Officer and Junjie Ma will be appointed the Head of Research Institute when the new board of directors take office upon the effectiveness of this Information Statement.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as described in this Information Statement, none of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

—	any of our directors or officers;

—	any person proposed as a nominee for election as a director;

—	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

—	any relative or spouse of any of the foregoing persons who has the same house as such person.

DATED: January 6, 2009

NB TELECOM, INC.

By:	/s/ Paul Kelly
Paul Kelly President